Filed by Mountain Crest Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mountain Crest Acquisition Corp. II

Commission File No. 001-39864

Better Therapeutics Launches Real World Evidence Study of Prescription Digital Therapeutic for Type 2 Diabetes

Open-label, non-randomized, controlled study will span one year and evaluate BT-001’s cognitive behavioral therapy approach to change behaviors at root cause of type 2 diabetes

Study to evaluate the durability of treatment effect and total cost of care impact of BT-001 in a diverse, real-world clinical setting with topline primary endpoint data expected in 2H 2022

SAN FRANCISCO, April 14, 2021 – Better Therapeutics, Inc. (“Better Therapeutics”), a prescription digital therapeutics company delivering cognitive behavioral therapy to address the root causes of cardiometabolic diseases, today announced the commencement of a real-world evidence study with Steward Health Care to evaluate the long-term effectiveness and cost of care impact associated with the use of BT-001 for the treatment of type 2 diabetes. BT-001 is an investigational, prescription digital therapeutic that delivers a novel form of cognitive behavioral therapy to patients with uncontrolled type 2 diabetes.

The open-label, non-randomized, controlled study will evaluate approximately 1,000 patients with type 2 diabetes in Steward Health Care engaged with BT-001 for one year. Participants will include individuals with A1c levels between 7% and 11% across Medicare, Medicaid, and commercial health insurance plans. The primary objective of the study is to evaluate the change in A1c and total healthcare costs after one year of treatment compared to the control group. One year changes in blood pressure, blood lipids, weight, cardiometabolic medications, cardiometabolic medication costs and medical costs will also be evaluated.

The company anticipates reporting topline primary endpoint data in the second half of 2022.

“With the astronomical and growing cost of care for patients with type 2 diabetes and other cardiometabolic conditions, patients, providers and payers all deserve therapeutics that address the root causes of disease, yet we continue to spend hundreds of billions of dollars on medicines that only address symptoms,” said Kevin Appelbaum, co-founder and chief executive officer of Better Therapeutics. “We believe our prescription digital therapeutic has the power to positively disrupt the current standard of care and help patients with behavior-driven conditions, translating to improved patient outcomes and significant healthcare savings. We look forward to the results of this study, which will generate important evidence that we believe could provide support for payer reimbursement.”

Better Therapeutics and Steward Health Care have agreed to non-disclosed business terms aligned toward achieving timely delivery of evidence for 1,000 patients.

The Better Therapeutics platform blends clinical, behavioral and psychological inputs into a series of therapy lessons and skill-building modules. These are designed to isolate and shift the underlying thoughts and beliefs which guide diet and lifestyle behaviors that cause a wide range of cardiometabolic diseases, including type 2 diabetes. BT-001 is concurrently being evaluated in a pivotal study as a prescribed treatment used under physician supervision for people with uncontrolled type 2 diabetes. If positive, the pivotal study will support a regulatory submission for marketing authorization from the U.S. Food & Drug Association (FDA).

BT-001 is Better Therapeutics’ lead product candidate among their pipeline of FDA-regulated, prescription digital therapeutics designed to treat the underlying cause of a range of cardiometabolic conditions. It is anticipated that upon marketing authorization, primary care providers will prescribe, and insurers will reimburse the company’s therapeutics, much like they would a traditional medication.

Clinical data demonstrating the efficacy and safety of Better Therapeutics developmental product candidates has been published in multiple peer-review journals including Journal of the Endocrine Society, JMIR Cardio, JMIR Diabetes and more.

About Better Therapeutics

Better Therapeutics is a prescription digital therapeutics (PDT) company delivering a novel form of cognitive behavioral therapy to address the root causes of cardiometabolic diseases. The company has developed a proprietary platform for the development of FDA-regulated, software-based solutions for type 2 diabetes, heart disease and other conditions. The cognitive behavioral therapy delivered by Better Therapeutics’ PDT enables changes in neural pathways of the brain so lasting changes in behavior become possible. Addressing the underlying causes of these diseases has the potential to dramatically improve patient health while lowering healthcare costs. Better Therapeutics’ clinically validated mobile applications are intended to be prescribed by physicians and reimbursed like traditional medicines. For more information, visit: bettertx.com

Additional Information

On April 6, 2021 Better Therapeutics entered into a definitive merger agreement with Mountain Crest Acquisition Corp. II (Nasdaq: MCAD) (“Mountain Crest II”), a special purpose acquisition company for a proposed business combination.

In connection with the proposed business combination between Mountain Crest II and Better Therapeutics,), Mountain Crest II will file a registration statement on Form S-4 containing a proxy statement/prospectus (the “Form S-4”) with the Securities and Exchange Commission (the “SEC”). The Form S-4 will include a proxy statement to be distributed to holders of Mountain Crest II’s common stock in connection with Mountain Crest II’s solicitation of proxies for the vote by Mountain Crest II’s shareholders with respect to the proposed transaction and other matters as described in the Form S-4, as well as the prospectus relating to the offer of securities to be issued to Better Therapeutics’ stockholders in connection with the proposed business combination. After the Form S-4 has been filed and declared effective, Mountain Crest II will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the Form S-4, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Mountain Crest II, Better Therapeutics and the proposed business combination. Additionally, Mountain Crest II will file other relevant materials with the SEC in connection with the business combination. Copies of these documents may be obtained free of charge at the SEC's web site at www.sec.gov. Securityholders of Mountain Crest II are urged to read the Form S-4 and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information. The information contained on, or that may be accessed through, the website referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Mountain Crest and Better Therapeutics and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed business combination under the rules of the SEC. Securityholders may obtain more detailed information regarding the names, affiliations, and interests of certain of Mountain Crest’s executive officers and directors in the solicitation by reading Mountain Crest’s Form S-4 and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information about Mountain Crest II’s directors and executive officers and their ownership of Mountain Crest II common stock is set forth in Mountain Crest II’s annual report on Form 10-K for the year ended December 31, 2020, dated March 30, 2021 , as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of that filing. Other information regarding the interests of Mountain Crest II’s participants in the proxy solicitation, which in some cases, may be different than those of their stockholders generally, will be set forth in the Form S-4 relating to the proposed business combination when it becomes available. These documents can be obtained free of charge at the SEC's web site at www.sec.gov.

Better Therapeutics and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Mountain Crest II in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the Form S-4 for the proposed business combination.

Non-Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

Certain statements made in this press release are "forward-looking statements" within the meaning of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about patient enrollment and potential clinical outcomes. In addition, any statements that refer to projections (including EBITDA, adjusted EBITDA, EBITDA margin and revenue projections), forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

Better Therapeutics Media Contact

Heidi Chokeir

heidi.chokeir@canalecomm.com

+1 619 203 5391

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